Exhibit 99.2

COMMTOUCH SOFTWARE LTD.

ANNUAL MEETING OF SHAREHOLDERS

Friday, December 15, 2006
10:00 a.m. Pacific Time

Commtouch Inc.
1300 Crittenden Lane, Suite 103
Mountain View, CA 94043

Commtouch Software Ltd.	proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting on December 15, 2006.

If no choice is specified, the proxy will be voted "FOR" Items 1, 2, 3 and 4.

By signing the proxy, you revoke all prior proxies and appoint Gary Davis and Ron Ela, and each of them, with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters which may come before the Annual Meeting and all adjournments.

See reverse for voting instructions.

The Board of Directors Recommends a Vote FOR Items 1, 2, 3 and 4.

1. Election of directors:	01. Gideon Mantel 02. Amir Lev 03. Aviv Raiz	04. Nahum Sharfman 05. Lloyd E. Shefsky	|_|	Vote FOR all nominees (except as marked)	|_|	Vote FOR all nominees (except as marked)

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)					|______________________________|

2. To authorize the Company's CEO to serve as both the Company's CEO and the Chairman of the Company's Board of Directors.	|_|	For	|_|	Against	|_|	Abstain

2a. I am a controlling shareholder of Commtouch Software Ltd.	|_|	Yes	|_|	No

v Please fold here v

3. To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for 2006.	|_|	For	|_|	Against	|_|	Abstain

4. To ratify the adoption of the Company’s option plan principally covering employees and consultants of its subsidiary company and to approve the combining of all options pools into one pool.	|_|	For	|_|	Against	|_|	Abstain

5. To review and discuss the Company’s consolidated financial statements for the fiscal year ended December 31, 2005.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR EACH PROPOSAL. IF THE “YES” BOX UNDER ITEM 2a ABOVE IS UNMARKED, THE VOTE FOR SUCH ITEM WILL BE DEEMED TO HAVE BEEN ENTERED BY A PARTY THAT IS NOT A CONTROLLING SHAREHOLDER OF COMMTOUCH SOFTWARE LTD.

				Date:	____________________________

Address Change?	Mark Box	|_|	Indicate changes below:

|______________________________|
Signature(s) in Box .

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons must sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.